UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

DHT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
(212) 432-4650
Attention: Anne-Marie Kim, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 2 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,972,058
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,972,058
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,972,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.79%
14.	Type of Reporting Person: OO, IA

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 3 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,972,058
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,972,058
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,972,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.79%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 4 of 8 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,972,058
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,972,058
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,972,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.79%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 5 of 8 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,972,058
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,972,058
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,972,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.79%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 6 of 8 Pages

This Amendment No. 3 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on May 14, 2012, as amended by Amendment No. 1 filed on March 22, 2013 and Amendment No. 2 filed on June 17, 2013 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Shares”), of DHT Holdings, Inc. (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 24, 2013, the Issuer entered into a Stock Purchase Agreement with multiple investors, including Illiquid Opportunities III, (the “Investors”), related to the private placement of shares of the Issuer’s Common Stock and Series B Participating Preferred Stock ("Series B Preferred Stock").  Pursuant to the Stock Purchase Agreement, the Investors agreed to purchase shares of Common Stock (at a purchase price per share equal to $4.75) and/or shares of Series B Preferred Stock (at a purchase price per share equal to $475), on the terms and subject to the conditions therein.  A copy of the Stock Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed November 26, 2013 and is incorporated by reference herein.  Pursuant to the Stock Purchase Agreement, Illiquid Opportunities III agreed to purchase 2,105 shares of Series B Preferred Stock.

According to a press release issued by the Issuer on November 24, 2013 (the “Press Release”), the Issuer intends to promptly call a special meeting of its shareholders to consider an amendment to the Issuer’s amended and restated articles of incorporation to increase the number of authorized Shares to 150,000,000 Shares.  Towards that end, the Investors also agreed, in the Stock Purchase Agreement, to appear at such meeting (or otherwise cause their Shares to be counted as present) and to vote all of their Shares in favor of such increase.  If the Issuer’s shareholders vote in favor of the increase, each share of Series B Preferred Stock will mandatorily convert into 100 Shares.

In addition, on November 24, 2013, Illiquid Opportunities III entered into an Amendment to Investor Rights Agreement to update the Rights Agreement (described in the initial Schedule 13D) for events that occurred since it was signed on May 2, 2013, including changes in Illiquid Opportunities III’s designee to the Issuer’s board of directors and the signing of the Stock Purchase Agreement.  A copy of the Amendment to Investor Rights Agreement was filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K filed November 26, 2013 and is incorporated by reference herein.

Finally, as reported in the press release issued by the Issuer on September 18, 2013, the Reporting Persons nominated Mark McComiskey to the Issuer’s board of directors, to replace Charles Tauber, who resigned.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  The Reporting Persons may be deemed to beneficially own 4,972,058 Shares or approximately 31.79% of the Shares. The Reporting Persons have shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares reported herein.

The beneficial ownership percentage figure is based upon 15,640,974 Shares outstanding as of November 19, 2013, according to the Stock Purchase Agreement dated November 24, 2013 and included as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed with the SEC on November 26, 2013.

(c) The Reporting Persons have not acquired or disposed of any Shares in the past 60 days.

(d) Illiquid Opportunities III is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:      Joint Filing Agreement

Exhibit B:      Stock Purchase Agreement dated November 24, 2013, between DHT Holdings, Inc. and The Investors Named Herein (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 6-K filed November 26, 2013)

Exhibit C:      Amendment to Investor Rights Agreement dated November 24, 2013, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 6-K filed November 26, 2013)

SCHEDULE 13D

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

November 27, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of DHT Holdings, Inc., dated as of November 27, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

November 27, 2013